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                               August 6, 2020

       Glenn E. Martin
       Chief Executive Officer
       WEED, Inc.
       4920 N. Post Trail
       Tucson, AZ 85750

                                                        Re: WEED, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 15, 2020
                                                            File No. 024-11152

       Dear Mr. Martin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A, filed July 15, 2020

       Part II - Offering Circular
       Offering Circular Cover Page, page 1

   1. We note your revised disclosure in response to comment 2, and it appears that certain investors will have the
opportunity to purchase shares at different discounted prices depending on when they
invest in your offering. It appears that this may result in shares being sold at different
prices at the same time, or "at other than a fixed price," which is not permitted under
Regulation A. See Rule 251(d)(3)(ii).
 Glenn E. Martin
FirstName
WEED, Inc.LastNameGlenn E. Martin
Comapany
August     NameWEED, Inc.
       6, 2020
August
Page 2 6, 2020 Page 2
FirstName LastName
Description of Business
Cannabis Genomic Study
The Research Plan, page 28

2.       We note your response to comment 6, and your amended disclosure.
However, your
         amended disclosure is not completely responsive to our comment. To provide a balanced disclosure for investors, please include risk factor disclosure regarding the risk that you may not be able to complete the research and clinical human trials described in your research plan. This risk factor disclosure should include the clinical trials to which you refer in all phases of your research plan, and not only your Sangre study.
Part III - Exhibits, page 43

3. We note your response to comment 10, including that the Form of Securities Purchase
         Agreement referenced in the Original Filing is not the one that will be used in this offering. In this regard, please file the subscription agreement that will be used in this offering as an exhibit to your registration statement. See Item 17.4 of Form 1-A.
      Please contact Katherine Bagley at (202) 551-2545 or Jennifer Lopez-Molina at (202)
551-3792 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services